EXHIBIT 99.15

CONSENT OF RED PENNANT GEOSCIENCE LTD.

We hereby consent to the use of our name contained in the technical report entitled Mineral Resource Estimate Update for the Avino Property, Durango, Mexico, 43-101 Technical Report dated February 16, 2023 in the Company’s annual report on Form 40-F for the fiscal year ended December 31, 2022, and in the Company's Registration Statements on Form S-8 (SEC File No.: 333-195120) and Form F-3 (SEC File Nos.: 333-226963 and 252081).

Red Pennant Geoscience Ltd.

Dated: March 31, 2023	By:	/s/ Michael O’Brien
Michael O’Brien, P. Geo